

November 8, 2022

Lawrence McGovern
Chief Financial Officer
Heritage Commerce Corp
224 Airport Parkway
San Jose, California 95110

      Re: Heritage Commerce Corp
            Registration Statement on Form S-3
            Filed November 7, 2022
            File No. 333-268202

Dear Lawrence McGovern:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Wall at 202-551-4162 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance